FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




For the month of   June 2003

Commission File Number 333-7182-01

                                   CEZ, a. s.

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                 (Translation of registrant's name into English)


                                c/o Duhova 2/1444
                                 140 53 Prague 4
                                 Czech Republic

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                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F. X       Form 40-F
                                ---               ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes ..... No X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was filed by CEZ, a. s. in Czech language with the Prague Stock Exchange as required by its rules and regulations:

                           Successful CEZ Bonds Issue

CEZ, a. s. yesterday issued the first issue of bonds, in the amount of three billion Czech crowns, under the approved bonds issuance program. The issue represents the ninth time CEZ has issued bonds in the domestic market. A fixed interest rate of 3.35 % p.a. was specified for the bonds, the bonds were issued at a price of 100.05 % of their par value and mature in 2008. Proceeds from this issue will be used for the early repayment of the fifth issue of domestic bonds carrying an interest rate of 11 1/16%. CEZ will exercise the right to the early repayment of the fifth issue on June 27, 2003.

The arranger and lead manager of the issue was Ceskoslovenska obchodni banka, a.s. Members of the syndicate of subscribers are major securities dealers, specifically ABN AMRO Bank N.V., Ceska sporitelna, a.s., ING Bank N.V., Ceskomoravska zarucni a rozvojova banka, a.s., HVB Bank Czech Republic a.s., Citibank a.s. and Komercni banka, a.s.

"The issue was implemented in a record time and on very advantageous terms", stated David Svojitka, Executive Director for Finance and Administration. "This was our second large external financing transaction this year. At the beginning of April, we concluded a five year syndicated guarantee in the amount of EUR 88 million in favor of the European Investment Bank. We are not planning another issue under our bonds program in the near future."

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                      CEZ, a. s.

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                                                       (Registrant)


Date: June 24, 2003




                                          By: /s/ Libuse Latalova
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                                                  Libuse Latalova
                                              Head of Finance Administration